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                                                        SEC FILE NUMBER
                                                   000-18816
                                               ------------------------------
                                                          CUSIP NUMBER
                                                   388 085 102--Common
                                                   388 085 201--Preferred
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

            (Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
                         [ ] Form 10-Q  [ ] Form N-SAR

      For Period Ended: December 31, 1996 [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F  [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

          FYE 1996 Form 10-K
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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
          Grant Geophysical, Inc.
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Former Name if Applicable
          N/A
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Address of Principal Executive Office (Street and Number)
          16850 Park Row, Houston, Texas, 77084
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |  (a)  The reasons described in reasonable detail in Part III of this
       |       form could not be eliminated without unreasonable effort or
       |       expense;
       |
       |  (b)  The subject annual report, semi-annual report, transition report
       |       on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
  [X]  |       will be filed on or before the fifteenth calendar day following
       |       the prescribed due date; or the subject quarterly report of
       |       transition report on Form 10-Q, or portion thereof will be filed
       |       on or before the fifth calendar day following the prescribed due
       |       date; and
       |
       |  (c)  The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            SEE ATTACHED

                                                (ATTACH EXTRA SHEETS IF NEEDED)
                                                                SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Michael P. Keirnan,
        Chief Financial Officer     281-647-5203
        -----------------------   -----------------  --------------------
                (Name)               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registration was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            Yes  /X/  No  / /
        ----------------------------------------------------------------------

(3)     Is it anticipated that any significant change       Yes  /X/  No  / /
        in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            SEE ATTACHED
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                            Grant Geophysical, Inc.
        -------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date              March 31, 1996             By /s/ LARRY E. LENIG, JR.
    -------------------------------------       ----------------------------
                                                    President and COO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
------------------------------------------------------------------------------

       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed the original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

PART III

Grant Geophysical, Inc. (the "Company") will not timely file its Form 10-K for the year ended December 31, 1996. The Company is currently in the process of reviewing certain substantive transactions which require proper disclosure in the fiscal year 1996 Form 10-K.

PART IV

(3) Grant Geophysical, Inc. filed a voluntary position under Chapter 11 of the United States Bankruptcy Code on December 6, 1996. Restructuring of the Company's senior management organization occurred in late January 1997. New management is currently conducting a comprehensive review of the Company, its operations and asset carrying values and expects to report a substantial loss for the year ended December 31, 1996. The loss was caused by significant operating problems in the Company's U.S. and South American organizations as well as writedowns of certain assets, the establishment of reserves for non-collectible accounts and other items and costs associated with the Chapter 11 filing. Management expects the completion of the audit report for the year ended 12/31/96 to be accomplished on or before April 15, 1997.